Tactical Investment Series Trust 485BPOS

Exhibit 99(j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of the Tactical Investment Series Trust and to the use of our report dated March 17, 2022 on the financial statements and financial highlights of TFA Tactical Income Fund (formerly known as Tactical Conservative Allocation Fund), Tactical Moderate Allocation Fund, Tactical Growth Allocation Fund, TFA Quantitative Fund, TFA Multidimensional Tactical Fund and TFA AlphaGen Growth Fund, each a series of shares of beneficial interest in the Tactical Investment Series Trust. Such financial statements and financial highlights appear in the December 31, 2021 Annual Report to Shareholders which is incorporated by reference into the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania
April 28, 2022